06006630

SECU[...]SSION
Washington, D.C. 20549

AB 3/27/06

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SEC FILE NUMBER
8- 51102

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPRUCE STREET CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE, 9th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBMG, LLC
(Name – *if individual, state last, first, middle name*)

106 APPLE STREET, SUITE 101D (Address) TINTON FALLS (City) NEW JERSEY (State) 07724 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPRUCE STREET CAPITAL LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public N.Y. NO: 02D E4980536

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRUCE STREET CAPITAL, LLC
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
DECEMBER 31, 2005

SPRUCE STREET CAPITAL, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2005

CONTENTS

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Spruce Street Capital, LLC

We have audited the accompanying Statement of Financial Condition of **Spruce Street Capital, LLC** as of December 31, 2005 and the related Statements of Income (Loss), Changes in Members' Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Spruce Street Capital, LLC** as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

KBMG, LLC

New York, NY
February 15, 2006

575 Lexington Avenue • Suite 2000 • New York, NY 10022 • Tel 212-758-8050 • Fax 212-826-5037
106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-745-8805

SPRUCE STREET CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	12,935
Prepaid expenses		12,340
Total assets	$	25,275
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	6,034
MEMBERS' EQUITY		19,241
Total liabilities and members' equity	$	25,275

See independent auditor's report and notes to financial statements.

SPRUCE STREET CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Fees	$ 47,210
Interest income	2
Total revenues	47,212
Operating Expenses	
Salaries and wages	13,000
Payroll taxes and related costs	2,031
Regulatory fees and expenses	21,033
Legal and professional fees	8,979
Office supplies and expenses	1,516
Insurance expense	423
Total operating expenses	46,982
Net income	$ 230

See independent auditor's report and notes to financial statements.

SPRUCE STREET CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE, JANUARY 1, 2005	$ 10,000
Contributions of capital	9,011
Net income, year ending December 31, 2005	230
BALANCE, DECEMBER 31, 2005	$ 19,241

SPRUCE STREET CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 230
Ajustments to reconcile net income to net cash provided (used) by operating activities	
Decrease in accounts receivable	1,664
Increase in prepaid expenses	(10,841)
Increase in accounts payable	34
Net cash provided (used) by operating activities	(8,913)
Cash flows provided by financing activities	
Contributions of capital	9,011
Net increase in cash	98
Cash and cash equivalents, beginning of year	12,837
Cash and cash equivalents, end of year	$ 12,935

See independent auditor's report and notes to financial statements.

SPRUCE STREET CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

A. DESCRIPTION OF BUSINESS

The company is a specialized financial advisory group designed to provide a platform for sophisticated independent financial professionals to enable such professionals to provide financial and investment banking advice. The Company, which was organized on May 28, 1998 and was formerly known as ML Capital, LLC, is located in New York, NY.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Income taxes - In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is ratably allocated to all members, who are then responsible for the federal and state income taxes, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

2. Use of estimates - The process of preparing financial statements in conformity with accounting principals generally accepted in the United States of America requires the use of estimates by management and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

3. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

C. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum capital of not less than $5,000. At December 31, 2005, the Company had net capital of $6,901, which was $1,901 in excess of its required net capital of $5,000.

KBMG LLC
CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Krant, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Spruce Street Capital, LLC

We have audited the accompanying basic financial statements of Spruce Street Capital, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBMG, LLC
New York, NY
February 15, 2006

575 Lexington Avenue • Suite 2000 • New York, NY 10022 • Tel 212-758-8050 • Fax 212-826-5037
106 Apple Street • Suite 101D • Tinton Falls, NJ 07724 • Tel 732-745-8800 • Fax 732-745-8805

SPRUCE STREET CAPITAL, LLC
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

Total assets	$ 25,275
Less : Ineligible prepaid expenses	12,340
Net current assets	12,935
Total Liabilities	6,034
Net capital	6,901
Minimum net capital requirement	5,000
Excess net capital	$ 1,901

Computation of Net Capital Pursuant to Rule 15c3-1	
Total Members equity	$ 19,241
Less: non-allowable assets	12,340
Net capital	$ 6,901

Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $6,034 pursuant to Rule 15c3-1	$ 402
Minimum dollar net capital requirement of reporting broker/deale	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,901
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 6,034
Ratio of aggregate indebtedness to net capital	87%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form A-17A-5 was not prepared as there are no material differences between the Fund's computation of net capital and the computation contained herein.

See independent auditor's report and notes to financial statements.

CERTIFIED PUBLIC ACCOUNTANTS

Howard S. Kraut, CPA
Scott H. Bialick, CPA
Robert N. Metkiff, CPA
Lawrence S. Gitlitz, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

To the Members of
Spruce Street Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Spruce Street Capital, LLC ("the Company"), for the year ended December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g)(1) in making the periodic computations of aggressive indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting procedures generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration on internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

KBMG, LLC

New York, NY
February 15, 2006

KBMG LLC